UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

OfficeMax Incorporated

(Name of Issuer)

Common Stock, $2.50 par value

(Title of Class of Securities)

67622P101

(CUSIP Number)

Robert T. Needham

K Capital Partners, LLC

75 Park Plaza

Boston, MA 02116

(617) 646-7728

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67622P101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) K Capital Offshore Master Fund (U.S. Dollar), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,635,555

	8.	Shared Voting Power 0 shares of common stock

	9.	Sole Dispositive Power 2,635,555

	10.	Shared Dispositive Power 0 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,635,555 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.810%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,080,245

	8.	Shared Voting Power 0 shares of common stock

	9.	Sole Dispositive Power 3,080,245

	10.	Shared Dispositive Power 0 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,080,245 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.284%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) K Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,795,800

	8.	Shared Voting Power 0 shares of common stock

	9.	Sole Dispositive Power 5,795,800

	10.	Shared Dispositive Power 0 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,795,800 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.179%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harwich Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,795,800

	8.	Shared Voting Power 0 shares of common stock

	9.	Sole Dispositive Power 5,795,800

	10.	Shared Dispositive Power 0 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,795,800 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.179%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Abner Kurtin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,795,800

	8.	Shared Voting Power 0 shares of common stock

	9.	Sole Dispositive Power 5,795,800

	10.	Shared Dispositive Power 0 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,795,800 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.179%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 2 supplements and amends the Schedule 13D jointly filed with the Securities and Exchange Commission on February 25, 2005, as amended and supplemented by Amendment No. 1 thereto filed on March 11, 2005, by K Capital Offshore Master Fund (U.S. Dollar), L.P., Special K Capital Offshore Master Fund (U.S. Dollar), L.P. (collectively, the “Partnerships”), K Capital Partners, LLC, Harwich Capital Partners, LLC and Abner Kurtin. This Schedule 13D relates to the common stock, $2.50 par value per share (the “Common Stock”) of OfficeMax Incorporated (the “Issuer”).  The Issuer’s principal executive offices are located at 150 Pierce Road, Itasca, Illinois 60143, United States.  Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D filed on February 25, 2005 and unless amended hereby, all information previously filed remains in effect.

Item 2.	Identity and Background
This Amendment No. 2 to Schedule 13D is filed by the Partnerships, K Capital Partners, LLC, Harwich Capital Partners, LLC and Abner Kurtin.

The Partnerships are limited partnerships organized in the Cayman Islands with a registered address at the offices of Walkers SPV Limited, Walker House, P.O. Box 908GT, Mary Street, George Town, Cayman Islands; K Capital Partners, LLC is a Delaware limited liability company and the sole General Partner of each Partnership (the “General Partner”) having its principal place of business and executive offices at 75 Park Plaza, Boston, Massachusetts 02116; Harwich Capital Partners, LLC (“Harwich”) is a Delaware limited liability company and the Managing Member of the General Partner having its principal place of business at 75 Park Plaza, Boston, Massachusetts 02116; and Abner Kurtin is the Managing Member of Harwich, having its principal business address c/o K Capital Partners, LLC, 75 Park Plaza, Boston, Massachusetts 02116 (collectively, the “Reporting Persons”).  Mr. Kurtin is a United States citizen.  The principal business of each Reporting Person is to administer, promote, manage and advise private investment pools and any business related thereto or useful in connection therewith.

During the past five years or since their inception, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and are not, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The shares of Common Stock covered by this Schedule 13D were purchased by the Partnerships. The source of funds for the purchases is assets of the Partnerships available for investment.
Item 4.	Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes. The Reporting Persons review on a continuing basis the investment in the Issuer. Based upon such review, the Reporting Persons believe that the market price of the Common Stock does not fully reflect its intrinsic value and that extraordinary corporate action, such as a break up or sale of the company, may be required to realize that intrinsic value.  The Reporting Persons have initiated communications to the board of directors of the Issuer indicating their view that the Common Stock of the Issuer is undervalued, and that the Issuer should seek to break up the company and sell one or more of its components in order to maximize the value of such Common Stock.  The Reporting Persons intend to seek further communications with the Issuer and other industry observers and participants regarding the value of the Common Stock and possible strategic transactions, and may take other actions to insure that strategic alternatives are considered.  This may lead to consideration of transactions of the type described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D.

On March 10, 2005, K Capital Partners, LLC engaged The Blackstone Group, L.P. as its financial adviser in connection with exploring strategic alternatives that may be available to the Issuer.  In this capacity, The Blackstone Group, L.P. may perform business and financial analysis and valuations of the Issuer and communicate with various parties, including the Issuer’s board of directors, management, advisors, other industry participants, analysts and shareholders regarding the value of the Common Stock and the Issuer’s possible strategic alternatives.

On April 8, 2005, K Capital Offshore Master Fund (U.S. Dollar), L.P., acting through its general partner K Capital Partners, LLC, nominated Karl L. Meyer for election as a director of the Company and, together with Special K Capital Offshore Master Fund (U.S. Dollar), L.P., filed with the Securities and Exchange Commission proxy materials proposing that Mr. Meyer be elected as a director of the Company.  On that same day, the Reporting Persons issued a press release regarding Mr. Meyer's nomination and proposal.  The Reporting Persons intend to solicit proxies, both directly and through third-party solicitors, for the election of Mr. Meyer to the board of directors of the Company.

Reporting Persons may acquire, or cause to be acquired, additional securities of the Issuer, in the open market or otherwise, or dispose of, or cause to be disposed, such securities, in the open market or otherwise, at any time.

Item 5.	Interest in Securities of the Issuer
The information set forth in Item 5 of the Schedule 13D is hereby amended to reflect the following:
(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

According to the Issuer’s proxy statement on Schedule 14A filed on April 1, 2005, there were 93,798,432 shares of Common Stock issued and outstanding as of March 21, 2005.  Based on such information, as of April 8, 2005, the General Partner, as general partner of the Partnerships, may be deemed to beneficially own 5,795,800 shares of the Common Stock or 6.179% of the 93,798,432 shares of Common Stock reported to be outstanding. Harwich, as Managing Member of the General Partner, and Mr. Kurtin, as Managing Member of Harwich, may be deemed to beneficially own the same number of shares of the Common Stock. Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock owned by the Partnerships.

(c) The reported shares of Common Stock reflect amounts as of April 8, 2005. The Partnerships effected the following transactions since the date of the most recent filing of the Schedule 13D:

•                  On April 1, 2005, K Capital Offshore Master Fund (U.S. Dollar), LP sold to Special K Capital Offshore Master Fund (U.S. Dollar), L.P. (and Special K Capital Offshore Master Fund (U.S. Dollar), L.P. purchased from K Capital Offshore Master Fund (U.S. Dollar), LP) 297,794 shares of Common Stock at a price of $33.43 per share.

Except for the information set forth herein, there have been no transactions in the shares of Common Stock beneficially owned by the Reporting Persons since the date of the most recent filing of the Schedule 13D.

(d)-(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer other than the  governing documents of the Partnerships.

Each Partnership from time to time may enter into and unwind cash settled equity swap or other similar derivative arrangements with respect to the Common Stock or other securities of the Issuer.  These arrangements do not and will not give the Reporting Persons voting or investment control over underlying securities of the Issuer and, accordingly, the Reporting Persons disclaim beneficial ownership of any such underlying securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 8th day of April, 2005.

K Capital Partners, LLC

By:	/s/ Robert T. Needham
	By:	Harwich Capital Partners, LLC
	Its:	Managing Member
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

Harwich Capital Partners, LLC

By:	/s/ Robert T. Needham
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

K Capital Offshore Master Fund (U.S. Dollar), L.P.

By:	/s/ Robert T. Needham
	By:	K Capital Partners, LLC, General Partner
	By:	Harwich Capital Partners LLC
	Its:	Managing Member
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

By:	/s/ Robert T. Needham
	By:	K Capital Partners, LLC, General Partner
	By:	Harwich Capital Partners LLC
	Its:	Managing Member
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

Abner Kurtin

By:	/s/ Abner Kurtin
Abner Kurtin